HSBC Accelerated Market Participation Securities™

Unlock the Potential for Enhanced Returns



HSBC ◆▶◀◆
The world's local bank



Unlock the Potential for Enhanced Returns

With the development of structured notes, today's investors can now take control of their portfolio and gain exposure to markets like US or international equities, currencies, or commodities in a way that suits their specific objectives. As complements or alternatives to traditional stock and bond holdings, structured notes can be an effective tool in helping further fine tune one's portfolio.

HSBC USA, Inc. ("HSBC") offers a diverse array of structured investments, including Accelerated Market Participation Securities ("AMPS"). AMPS are an alternative to traditional long-only investing and are designed to provide investors with an opportunity for accelerated returns, subject to a maximum return, without increasing the potential downside risks relative to a direct investment in the underlying asset.*

They may out-perform a direct investment in the underlying asset in a moderately positive return environment (that is, one in which the underlying asset appreciates, but by less than the stated maximum return). AMPS are typically linked to a broad based equity index but can also be linked to particular regions, sectors, or individual stocks.

AMPS: Where do they fit?

Investors often hold AMPS within the equity portion of their portfolio. That is, AMPS can be used alongside, or in place of, investments like index funds or ETFs to pursue a return enhancement strategy.

AMPS example

The following illustrates the hypothetical payout profile of an investment in AMPS linked to a stock index and assumes the following:

- 3x upside participation rate
- 22% maximum return
- 15 month term

This example is for illustration purposes only. Actual issuances of AMPS may have different terms, including a lower upside participation rate and maximum return, resulting in different payout characteristics.* This analysis does not include the effect of dividends on the return of the underlying.

AMPS Profile



Hypothetical Payoff Scenarios

Stock Index Return	AMPS Payoff	AMPS Return
25% 10%	3x upside to max	22% 22%
7% 3%	3x upside	21% 9%
-3% -10%	1x downside	-3% -10%

Securities Products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

*Any payments on the AMPS depend on the ability of HSBC to satisfy its obligations as they come due.

Investor profile

AMPS may be of interest to a broad range of investors, including but not limited to the following:

- Current or prospective holders of the underlying.
- Investors looking for a potential recovery strategy for underperforming assets.
- Investors who seek to out-perform a direct investment in the underlying asset in a moderately positive market environment.

AMPS may be attractive if:

- You believe the level of the underlying will increase, but not by more than the maximum return and you seek the potential for enhanced returns.
- You are willing to accept that such investment is subject to 1-for-1 participation on any losses in the underlying asset.
- You are willing to hold the AMPS to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the AMPS.

AMPS may not be appropriate for those who:

- Believe the underlying performance will be negative or not sufficiently positive to provide you with your desired return.
- Are unwilling to accept a capped return and be exposed to any negative underlying performance on a 1-to-1 basis.
- Prefer to receive dividends paid on the underlying or seek current income.
- Are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the AMPS.

See the relevant offering document for a detailed discussion of investor suitability.



About HSBC

International Banking Reach

The HSBC Group is one of the largest banking and financial services organizations in the world. With our network of over 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East, and Africa, HSBC is 'The world's local bank'.

AMPS are registered notes issued by HSBC USA, Inc., the bank holding company for HSBC Bank USA, N.A., which is one of the largest bank holding companies in the United States.

Recent Recognition

In the industry's benchmark survey of U.S. structured product distributors conducted by Greenwich Associates, HSBC received the following rankings in 2009, 2010, and 2011:

- Best Structured Product Brand
- #1 in Overall Service Quality

Risk factors

An investment in AMPS involves risks, some of which are summarized below. AMPS are linked to the performance of a specific underlying asset and are not equivalent to investing directly in that asset. It is important to note that AMPS may not always reflect the actual performance of the underlying asset and have different risks than traditional debt securities. Like other investments, each individual issuance of AMPS should be carefully evaluated with respect to an individual investor's financial objectives, suitability, tax considerations and other relevant factors. Prior to investing in an individual issuance of AMPS, you should carefully review the prospectus for that issuance which will include a fuller description of the risks related to investing in AMPS.

Factors to consider before investing in the AMPS include:

■ The investment may result in a loss. The return on the AMPS is linked to the performance of the underlying asset, which may be negative, and involves risks specific to the relevant underlying asset.

■ The positive return, if any, is limited by the maximum return and may not reflect the full performance of the underlying asset.

■ Payment, if any, is subject to the ability of HSBC to pay its obligations as they become due.

■ Investors will not receive any periodic interest payments, dividend payments, or other distributions.

■ Investors should consider their liquidity needs prior to purchasing AMPS as there may be little or no secondary market for the AMPS and they will not be listed or displayed on any securities exchange.

■ Certain built-in costs are likely to adversely affect the value of the AMPS if sold prior to maturity. Therefore the AMPS should be viewed as instruments to be held for the full term of the Note.

■ There is a potential conflict of interest in that HSBC or its affiliates will play a variety of roles, including acting as calculation agent and hedge provider for HSBC's obligations under the AMPS.

■ The AMPS may provide a yield to maturity that is less than that of a standard debt security of comparable maturity issued by HSBC or any other issuer.

■ The AMPS are not deposits of HSBC or any of its affiliates; they are not insured by the FDIC or any other federal or state government agency of the United States or any other jurisdiction.



This brochure is intended to provide an overview of Accelerated Market Participation Securities ("AMPS") and does not provide the terms of any specific issuance of AMPS. Prior to any decision to invest in a specific issuance of AMPS, investors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

HSBC USA Inc. is a member of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy or sell as principal the AMPS, or together with their directors, officers and employees may have either a long or short position in the AMPS, or stocks, commodities or currencies to which the AMPS are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein.

Securities Products are: Not a deposit or other obligation of HSBC Bank USA, N.A. or any of its affiliates; Not FDIC insured or insured by any federal government agency of the United States; Not guaranteed by HSBC Bank USA, N.A. or any of its affiliates; and subject to investment risk, including possible loss of principal invested.

HSBC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 877.472.2999.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

©2011 HSBC USA Inc. All rights reserved.

HSBC

The world's local bank